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                              May 28, 2020

       Jinlong Yang
       Chief Executive Officer
       MingZhu Logistics Holdings Limited
       27F, Yantian Modern Industry Service Center
       No. 3018 Shayan Road, Yantian District
       Shenzhen, Guangdong, China 518081

                                                        Re: MingZhu Logistics
Holdings Limited
                                                            Amendment No. 5 to
                                                            Registration
Statement on Form F-1
                                                            Filed May 22, 2020
                                                            File No. 333-233992

       Dear Mr. Yang:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 3 to Form F-1

       Exhibit 5.1, page 3

   1. Please note that the executed legal opinion may not be subject to any unacceptable assumptions or cover
matters that appear to be essential to rendering the opinion given.
                                                        As such, it appears
that the assumption regarding the company's authorized shares in
                                                        Section 2(m) of this
opinion is inappropriate. For guidance, refer to Staff Legal Bulletin
                                                        No. 19. Please have
counsel revise its opinion to remove this assumption or tell us why they believe it is
appropriate.
 Jinlong Yang
FirstNameLogistics Holdings Yang
MingZhu LastNameJinlong Limited
Comapany NameMingZhu Logistics Holdings Limited
May 28, 2020
Page 2
May 28, 2020 Page 2
FirstName LastName
        You may contact Amy Geddes, Staff Accountant, at (202) 551-3304 or Lyn Shenk,
Accounting Branch Chief, at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Karina Dorin, Staff Attorney, at (202)
551-3763 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation
cc:      Jonathan Deblinger